SEC FILE NUMBER
001-08007
CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K       ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q
☐Form N-SAR      ☐Form 10-D      ☐Form N-CSR
For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Fremont General Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

2727 East Imperial Highway

Address of Principal Executive Office (Street and Number)

Brea, California 92821

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fremont General Corporation (the “Company”), doing business primarily through its wholly-owned bank subsidiary, Fremont Investment & Loan (the “Bank”), has previously disclosed in filings with the U.S. Securities and Exchange Commission (“SEC”) on Form 8-K that in connection with ongoing reviews associated with the Company’s preparation of its 2007 consolidated financial statements, which have not yet been completed, the Bank may need to record additional asset write-downs and reserves. The recording of such additional write-downs and reserves could result in further losses or, alternatively, will require the Bank to adjust downward its regulatory capital beyond that which was reported in the Bank’s Call Reports for the year ended December 31, 2007 and the quarter ended March 31, 2008, which were publicly filed with the Federal Deposit Insurance Corporation on January 30, 2008 and May 1, 2008, respectively.
As previously disclosed in a current report on Form 8-K filed on April 14, 2008, the Company, Fremont General Credit Corporation, the Company’s wholly-owned subsidiary (“FGCC”), and the Bank entered into a Purchase and Assumption Agreement, dated April 13, 2008 (the “P&A Agreement”), with CapitalSource TRS Inc., a wholly-owned subsidiary of CapitalSource, Inc. (“CapitalSource”) and, for limited reasons described in the P&A Agreement, CapitalSource. The P&A Agreement provides for the purchase of certain designated assets of the Bank and the assumption of all of the Bank’s deposits. The Company has determined that it cannot complete its 2007 consolidated financial statement in a realistic timeframe pursuant to the SEC proxy rules that would permit the Company to solicit its shareholders for approval of the transaction with CapitalSource. Accordingly, it is the expectation of the board of directors of the Company that it will cause the Company to file a petition for a voluntary bankruptcy proceeding solely with respect to the Company under Chapter 11 of the U.S. Bankruptcy Code following the receipt of all requisite regulatory approvals for the CapitalSource transaction. Under such circumstances, the Company would request approval of the CapitalSource transaction in accordance with federal bankruptcy laws. Such a bankruptcy filing will further delay or preclude the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 as well as future filings pursuant to the Securities Exchange Act of 1934, as amended, and the SEC’s rules promulgated pursuant thereto.
The Company is not able to determine when it will be able to file its Quarterly Report on Form 10-Q for the first quarter of 2008 with the SEC.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Stephen H. Gordon	714	961-5000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes      ☒No
Annual Report on Form 10-K for the fiscal year ended December 31, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes      ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation:
As more fully discussed in Part III hereof, the Company has previously disclosed in filings with the SEC on Form 8-K that the Company’s review and preparation of its 2007 consolidated financial statements is ongoing. Consequently, the Company is not in a position to quantify any significant change in results of operations from the quarter ended March 31, 2008 as compared to the prior comparable quarter at this time.

Fremont General Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2008	By:	/s/ Richard A. Sanchez
		Name:	Richard A. Sanchez
		Title:	Executive Vice President and Chief Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).